ALPHA BANK

RECEIVED

2006 APR 24 A 7:21

OFFICE OF INTERNATIONAL [redacted]
CORPORATE FINA[redacted]

06012757

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, April 19, 2006
Our reference No.13.1.37

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

SUPPL

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

H.P. VERYKIOS O.J. YANNACOPOULOU

PROCESSED
APR 25 2006
THOMSON
FINANCIAL

ENCLOSURES: (1)

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail: secretariat@alpha.gr

ALPHA BANK

Repurchase of own shares [19.4.2006]

Alpha Bank refers to a resolution of its Annual General Meeting of Shareholders dated 18.4.2006 to repurchase own shares, in accordance with article 16 (5) of codified law 2190/1920. According to the aforementioned resolution, Alpha Bank may, until 17.4.2007, repurchase up to 3% of its outstanding, at any given time, paid-in share capital, which currently corresponds to 8,736,108 shares, at a purchase price per share no less than Euro 5.00 and no more than Euro 36.40.

Following the approval by the Annual General Meeting of Shareholders, dated 18.4.2006, of the issue and distribution of bonus shares and upon ratification of the same by the competent authorities, the number of shares to be repurchased will be adjusted to a maximum of 12,230,552, and the purchase price per share will be no less than Euro 3.90 and no more than Euro 26.00.

ALPHA BANK

RECEIVED

2006 APR 24 A 7:21

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, April 19, 2006
Our reference No.13.1.35

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

H.P. VERYKIOS   O.J. YANNACOPOULOU

ENCLOSURES: (1)

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail: secretariat@alpha.gr

ALPHA BANK

RECEIVED
2006 APR 24 A 7:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

INVITATION
TO THE FIRST GENERAL MEETING OF SHAREHOLDERS TO DECIDE UPON POSTPONED ITEMS FROM THE ORDINARY GENERAL MEETING

In accordance with Codified Law 2190/1920 "On Corporate Legislation" as amended and article 12 of the Bank's Articles of Incorporation, the Shareholders of Alpha Bank A.E., are invited invited to the First General Meeting of Shareholders to decide upon postponed items from the Ordinary General Meeting, on Tuesday, May 2, 2006, at 09.30 noon, at the Athens Hilton Hotel, at 46 Vassilissis Sophias Avenue.

AGENDA

1. Amendment, completion, annulment and renumbering of all the Articles of the Bank's Articles of Incorporation (articles 1-29) for updating purposes. Codification of the Articles of Incorporation.
2. Grant of authorisation by the General Assembly to the Board of Directors, according to article 13, paragraph 1, subparagraphs b and c, of Codified Law 2190/1920.
3. Amendment of the present stock option scheme and approval of a new scheme, in favour of executive members of the Board of Directors and executives of the Bank, including affiliated with the Bank companies, for the obtainment of Alpha Bank shares (paragraph 9, article 13 of Codified Law 2190/1920).

All Shareholders have the right to participate in the Annual General Meeting and vote, in person or by proxy. Every share gives the right to one vote.
Shareholders who wish to attend the Annual General Meeting should, through their operator in the Dematerialised Securities System (S.A.T.), bind whole or part of the shares they possess in exchange for a share binding certificate, which they should deposit by Wednesday, April 26, 2006, in any Branch of Alpha Bank. In cases where no operator has been appointed and the shares have been placed in the special account, share binding certificates will be issued by the Central Securities Depository (Mavrokordatou Square & 17 Acharnon Street).

Shareholders can also deposit their share binding certificates in any bank in Greece or the Deposit and Loans Fund and abroad in Alpha Bank Branches or in Alpha Bank London, Alpha Bank Cyprus, Alpha Bank Romania, Alpha Bank A.D. Skopje, Alpha Bank Belgrade Affiliate and Jubanka A.D., or any other bank and present the receipt they will be supplied with as well as any documents of representation at the Main Branch of Alpha Bank, 40 Stadiou Street (Shareholders' Service Section, tel.: 210 326 5810) by April 26, 2006.

Due to the fact that, for the items of the agenda, increased quorum is required, Shareholders are requested to deposit in time, as stated above, the share binding certificates and in the event they are unable to attend the Meeting in person, to nominate a proxy to represent them.

Athens, April 18, 2006
The Board of Directors

ALPHA BANK

RECEIVED

2006 APR 24 A 7:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, April 19, 2006
Our reference No.13.1.34

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

H.P. VERYKIOS O.J. YANNACOPOULOU

ENCLOSURES: (1)

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail: secretariat@alpha.gr

ALPHA BANK

Appointment of independent member of the Board of Directors [18.4.2006]

Alpha Bank announces that, following the decision of the Annual General Meeting of 18.4.2006, non- executive Director Mr. Ioannis K. Lyras was also appointed as independent member of the Board of Directors.
Consequently, the composition of the Board of Directors remains the same as of 19.4.2005 and with the same authorities, as follows:

EXECUTIVE MEMBERS
Executive Chairman, Mr. Yannis S. Costopoulos.
Managing Director, Mr. Demetrios P. Mantzounis.
Executive Directors and General Managers, Mr. Marinos S. Yannopoulos, Mr. Spyros N. Filaretos and Mr. Artemis Ch. Theodoridis.

NON-EXECUTIVE MEMBERS
Vice Chairman, Mr. Andreas L. Canellopoulos.
Members, Mr. George E. Agouridis, Mr. Paul G. Karakostas, Mr. Nicholaos I. Manessis, Mr. Minas G. Tanes and Ms Sophia G. Eleftheroudaki.

NON-EXECUTIVE INDEPENDENT MEMBERS
Mr. Pavlos A. Apostolides, Mr. Thanos M. Veremis and Mr. Ioannis K. Lyras.

ALPHA BANK

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, April 19, 2006
Our reference No.13.1.33

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

H.P. VERYKIOS O.J. YANNACOPOULOU

ENCLOSURES: (1)

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail: secretariat@alpha.gr

ALPHA BANK

Distribution of dividend [18.4.2006]

The Ordinary General Meeting of Shareholders held today, April 18, 2006, approved the annual financial statements of fiscal year 2005 and, inter alia, resolved on the distribution of a Euro 0.84 dividend per share.

Those being Alpha Bank shareholders at the closing of the Athens Exchange trading session on Wednesday April 19, 2006 shall be entitled to the dividend of fiscal year 2005. The ex-dividend day will be Thursday April 20, 2006 and the dividend payout start date will be Wednesday May 3, 2006. The dividend will be paid-out according to the procedure set out in the Athens Exchange Regulations and laid down by the Central Securities Depository, with any one of the following ways:

- Through the Operator of each shareholder's Account, if so arranged.
- Through the Alpha Bank Branch Network, upon presentation of identity card and a printout of the Account at the Dematerialised Security System (S.A.T), when:
  - Shares are operated by the Central Securities Depository
  - Shares have not been dematerialised, or
  - Shareholder has not provided or has recalled the proxy to collect the dividend.

If a shareholder wishes to collect the dividend in person, though he has authorised an Operator for its collection, he may revoke the authorisation either through his Operator or by applying to the Central Securities Depository five working days before the dividend payout date.
Shareholders will receive a Dividend Payment certificate at the point of dividend collection.

ALPHA BANK

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, April 19, 2006
Our reference No.13.1.32

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

H.P. VERYKIOS O.J. YANNACOPOULOU

ENCLOSURES: (1)

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427

ALPHA BANK

Press Release

ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF ALPHA BANK ON APRIL 18, 2006

EURO 0.84 PER SHARE , PAYABLE MAY 3, 2006

BONUS SHARE ISSUE - FOUR NEW SHARES FOR EVERY TEN OLD

NEW SHARE BUYBACK SCHEME

At the Annual General Meeting of the Shareholders of Alpha Bank, which took place today, the Chairman of the Board of Directors Mr. Yannis S. Costopoulos and the Managing Director Mr. Demetrios P. Mantzounis made the following remarks:

The Chairman of the Board of Directors Mr. Yannis S. Costopoulos stated that: "Year 2005 has been an important one for Alpha Bank. We celebrated the double anniversary of the establishment of Credit Bank (125 years) and the foundation of the Ionian Bank (165 years). This occasion is of great importance to us as it marks our uninterrupted presence in the life of modern Greece.

Over time, we have created a dynamic financial institution, recognised for its reliability, its consistency, its values and the confidence it inspires. We remain dedicated to these principles. As always, we seek to attain high profitability and growth by offering value added services to our customers.

Our strategy is to focus on two key sectors offering the highest margins and the best growth prospects: retail banking in Greece and expansion in Southeastern Europe. Our performance in both has been outstanding. We have a vision, plans, decisiveness and experience to build on the success todate and further improve our market position and profitability thus achieving high returns for our shareholders.

We had excellent results in 2005. During the year, we managed to increase market share and profitability, whilst keeping operating expenses under control, based on a sound strategy, great effort and dedication. We are now entering a new era.

Our efforts were assisted by the good progress of the Greek economy in 2005, a year where economic activity remained at high levels whilst a number of structural changes took place supporting long-term prospects.

Amongst some of the most significant structural changes which took place in 2005 are regulatory adjustments providing more flexibility in the labour market, the extension of working hours for retail stores and the introduction of the legal framework for State and Private Sector partnerships.

40 Stadiou Street
GR-102 52 Athens

Tel.: +30 210 326 2431-2
Fax: +30 210 326 2427

Moreover, the government announced a number of measures aiming at improving efficiency of the public utility companies (DEKO), the clamp-down on tax evasion, the continuation of the privatisation programme and the acceleration of the measures for the liberalisation of the energy market.

Progress has been made in recent years in addressing the structural weaknesses of the Greek economy. However, the adjustment is not proportional to the challenges brought in by the overall economic and technological advancements. In order to increase the competitiveness of the economy, more drastic measures need to be taken. Improvements are required in the operational framework of the labour and capital markets, so that the Greek economy can become competitive on an international level. These structural changes should aim to reinvent government in a number of areas so that its operational efficiency improves in the new economic environment. Often, when structural changes tend to impact on certain groups, a gradual approach is then adopted, leading to a reduction in a number of anticipated benefits.

At Alpha Bank, the challenge we face in the coming years is that we need to take maximum advantage, not only from the positive prospects of the Greek economy but also from the developing potential of the markets of Southeastern Europe. We already have significant presence in the Balkan countries and Cyprus. With regards to countries such as Ukraine and Turkey, due to their size and high growth potential in the future, our expansion has to ensure, as always, the best interests of our Shareholders.

Being a Bank with a diverse shareholder base in which institutional investors hold 46% of our shares and with approximately 130,000 shareholders, we strive to obtain sound returns and maintain investor interest at a high level. In this context and following the rise in earnings per share of 22% in 2005, we set as our target the increase in earnings per share at an average of 20% over the years 2006-2008."

Next, the Managing Director, Mr. Demetrios P. Mantzounis spoke about the Bank's performance in 2005: "2005 was particularly important and productive for us. Our activities continued to grow rapidly, at a rate higher than the market average, in both Greece and Southeastern Europe in an environment where competition is continuously becoming more intense. This strong performance in volume growth is also reflected in the profits. Net profit attributable to Shareholders after tax reached Euro 502.2 million vs. Euro 408.2 million last year. Profits before taxes from Retail Banking in Greece and the activity in Southeastern Europe, both of which are the focus of our strategy, recorded impressive growth of 47% and 64% respectively.

High profitability led to a return on equity of 23.1% vs. 21.8% in 2004 while total equity grew to Euro 3.1 billion at the end of 2005. Capital adequacy remains at a high level with the total capital adequacy ratio standing at 13.5% despite the strong growth of our activities in 2005.

Net interest income posted an increase of 16.1%, which is due to the implementation of our strategy of focusing on the higher margin and faster growth of retail banking as well as on our operations in Southeastern Europe. Fee and commission income, adjusted for income derived from the 2004 Olympic Games for comparability pusrposes, grew by 10.6%. This performance is in line with our targets for 2005 and is the result of the high growth rate in commissions from asset management, investment banking and brokerage.

Recurring expenses grew at 3.9%, a rate lower than expected (5%), demonstrating the prudent policy we are applying in containing general expenses and wage costs. As expected, due to our dynamic expansion in Southeastern Europe and the resulting needs to hire additional staff, the total cost growth in this region was considerably higher at 19.6% (reflecting 13.4% of total expenses). In Greece, cost growth was limited to 1.8% as staff costs were contained even though pay rises averaged 4.1%.

The recurring cost to income ratio improved further to 48.3% from 52.5% in 2004, reflecting the efficient management of the resources and the rapid implementation of our operational restructuring programme. The main priority of this plan is to centralise operations into Specialised Centres. This, combined with the use of advanced technology, has already a positive impact. The benefits are evident in the increased efficiency, the reduction in operational risk, the development of integrated and standardized procedures and the reduction of paper. Moreover, client service is being improved through shorter service times, higher quality and more accurate and timely data management. The most important benefit, however, results from the transformation of the Branches into Sales Centres.

In this context, we proceeded during 2005 with organizational and operational reforms such as the establishment of divisions specializing in mortgages, consumer loans, deposit and investment products as well as investments in technology and new systems. This has been supported further by the increasing use of our e-banking services by our customers. Attesting to the success of our Alpha Web Banking, Alphaline and Alphaphone Banking networks, is the fact that we hold about 50% market share in the number of transactions and 60% in interbank bill payments. In addition, the Bank's website (www.alpha.gr) now registers more than 700,000 visits per month.

We now have in place the foundations for the organizational and systems framework which, through the methodical work and the capabilities of our people, will ensure the success of our ambitious plans for the next five years, as described in our business plan "Agenda 2010". Specifically, we are aiming to grow rapidly in retail banking in Greece as well as expand in Southeastern Europe, so that, by 2010, 2/3 of the loan portfolio will come from these activities.

Loans and advances grew by 22.7% on an annual basis to Euro 28.4 billion, with loans to individuals outpacing market average. The conditions have already been created to attain further growth in retail banking. New loans are increasing steadily, whilst new innovative products are being introduced. This, combined with the operational capabilities, will enable us to maintain high growth rates and gain further market share.

Our total loans in Greece increased by 21.8% vs. 20.9% in the market. This loan growth is expected to remain at this high level during the coming years as lending in Greece still remains at significantly lower levels compared to the other countries in the Eurozone.

Specifically, mortgage growth of 36.4% outpaced the market's high overall growth (33.4%), as 2005 was characterised by an increase in building activity and real estate transactions due to the tax regime changes which took effect from 1.1.2006. This increased our market share to 15%, up from 14.4% in the previous year, placing us in second position in this market segment. The growth rate was even higher in the consumer credit segment at 40% whilst our market share rose to 12.6% compared to 11.5% in 2004.

Our performance was equally satisfactory in business loans, a segment in which we have the largest and the most balanced portfolio in terms of risk. Business loans grew by 15.7% in 2005. Special reference needs to be made of the shipping loans, where the Bank has established itself as the top lender among Greek banks to the Greek-owned shipping industry. By the end of 2005, our loans to the shipping industry had recorded a 20% increase from the previous year and reached Euro 1.4 billion. This increase is considered exceptional taking into account the early loan repayments due to the high liquidity of the shipping groups during the past couple of years.

Asset gathering accelerated further, recording a 10.4% growth to Euro 37.7 billion by the end of December 2005. Current accounts, savings and time deposits grew by 16.7% (14% in Greece and 38.6% in Southeastern Europe) to Euro 20 billion. Similarly, investment-type balances (such as private banking and mutual funds) rose by an impressive 50% to Euro 9.3 billion. The policy is to further encourage such long-term, high yield investments through the shift of customer money from the higher liquidity savings products such as time deposits and bonds, which by the end of 2005 amounted to approximately Euro 10 billion.

Despite the size of the Greek market and although there is still scope for considerable growth, our strategy is to expand into new markets so as to be in a position to maintain our long-term growth rates. One of our primary targets is strengthening our presence in Southeastern Europe, where there are excellent growth prospects and high margins. The aim is to be the Bank of reference for the wider region of Southeastern Europe.

During 2005, 109 Branches were added to the network of Southeastern Europe, of which 86 were in Serbia through the acquisition of Jubanka, 11 were in Romania and 12 in Bulgaria. In effect, our network in Southeastern Europe, on 31.12.2005, amounted to 176 Branches whilst personnel doubled and reached 3,207 people from 1,613 in 2004. Our plans for 2006 call for the expansion of our network with the addition of 40 Branches in Romania, 30 in Bulgaria and 11 in Serbia so that by the end of the year the Bank will operate with a total of 267 Branches in Southeastern Europe. Whilst these countries, due to their size and better growth prospects, are the focus of our strategic interest, this does not imply that we are not looking into other markets that offer opportunities for expansion.

During 2005 the Bank's loans in Southeastern Europe recorded a substantial increase of 33.8% and amounted to Euro 2.9 billion although our growth plan for the region is still in its initial stage. An even more significant increase was recorded in the area of deposits which grew by 38.6% and amounted to Euro 2.7 billion. In all countries involved, the retail banking sector is expanding at a much faster rate with customers attracted by our innovative products and our top service quality. In view of the importance the Bank attributes to this business, an international retail unit has been established in order to ensure success transfer in products and experience from the Greek market to the countries of the region.

In the countries outside Greece, we plan by 2008 to create a branch network of 436 units, that is approximately as many branches as in Greece, and by 2010 a network of 1,200 branches making us one of the largest regional banks with market share of over 10% in Southeastern Europe and 15% in the wider region including Greece. By the end of this decade, we expect more than 25% of our profits to come from Southeastern Europe. Our strategy for achieving these targets is based on a balanced and selective expansion, taking into account, at the same time, all possible risks involved.

ALPHA BANK

Our excellent performance in 2005 and the prospects for its continuation in the future are the result of our strong brand name, excellent organisation, dynamism, innovation and especially, the high quality of services we offer. These values are being recognised by an increasing number of customers, shareholders and analysts, and are confirmed by the awards we received during the past year. In 2005, Alpha Bank was declared the best Greek Bank in the "Awards for Excellence 2005" organised by Euromoney. Also, the Bank was ranked 1st in August 2005 by Reuters and 4th for 2005 overall by Bloomberg with respect to the accuracy of its Market Research Department's foreign exchange forecasts among many participating firms internationally. The Bank, finally, received the "Business and Tradition Award" from the Athens Chamber of Commerce and Industry for its long and successful past, dynamic present, and promising future in Greece.

Of course, none of these achievements would have been possible without the support of our Staff whom I would like to congratulate for their contribution to the Bank's progress. We have thus decided to extend a 3.5% bonus payment on the regular annual salary of each employee."

The General Meeting approved the dividend distribution of Euro 0.84 per share, an increase of 40% compared to last year's Euro 0.60 adjusted dividend, to be paid on May 3, 2006. The General Meeting also approved:

- the issue of 4 bonus shares for every 10 old shares
- a new share buy-back scheme of up to 3% of the paid-up equity capital

Athens, April 18, 2006